July
15, 2015
Filed by Centene
Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Health Net, Inc.
Commission File No.: 1-12718
This
filing
relates
to
the
previously
disclosed
proposed
business
combination
of
Health
Net,
Inc.
and
Centene
Corporation.
The
following
is
an
updated
investor
and
analyst
presentation
posted
to
Centene
Corporation’s
website
on
July
15,
2015.
Centene
+ Health Net

Safe Harbor Statement
Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health
Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”,
“aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited
to,
the
expected
closing
date
of
the
transaction;
the
possibility
that
the
expected
synergies
and
value
creation
from
the
proposed
merger
will
not
be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health
Care
Education
Affordability
Reconciliation
Act
and
any
regulations
enacted
thereunder,
provider
and
state
contract
changes,
the
outcome
of
pending
legal
or
regulatory
proceedings,
reduction
in
provider
payments
by
governmental
payors,
the
expiration
of
Centene’s
or
Health
Net’s
Medicare
or
Medicaid
managed
care
contracts
by
federal
or
state
governments
and
tax
matters;
the
possibility
that
the
merger
does
not
close,
including,
but
not
limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that
Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and
Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement
could
cause
Centene’s
and
Health
Net’s
plans
with
respect
to
the
proposed
merger,
actual
results,
performance
or
achievements,
industry
results and developments to differ materially from those expressed in or implied by such forward-looking statements.  Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement.  Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on
Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on
Form 10-Q and Form 8-K.

Safe Harbor Statement
Additional Information and Where to Find It
The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration.  In connection with the proposed merger, Centene will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Centene and Health Net to be filed with the SEC, and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC.  Centene and Health Net urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov.  These documents can also be obtained (when they are available) free of charge from
Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard
Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.
Participants in Solicitation
Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015.
You can find information about Health Net’s  executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015.  You can obtain free copies of these documents from Centene and Health Net using the contact information above.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities
Act of 1933, as amended, and otherwise in accordance with applicable law.

Earnings Guidance Policy

Our
Company’s
policy
is,
“that
the
Company
undertakes
no
obligation
to
update
its
earnings
guidance,
other
than
as
part
of
its
quarterly
or
yearly
earnings
disclosure,
and
that
silence
on
guidance
by
the
Company
or
Company
officials
should
not
be
interpreted
that
guidance
has
or
has
not
changed.
In
any
event,
no
updated
guidance
would
ever
be
given
that
is
not
previously
or
simultaneously
disclosed
in
an
SEC
filing
or
other
broad
non-exclusionary
means.”
“Further,
it
is
Company
policy
to
generally
not
hold
discussions
with
investors
commencing
two
weeks
prior
to
earnings
release.”

Enhanced Capabilities for Delivering
High Quality, Affordable Healthcare
1.
Growth in 2017 and beyond
2.
Critical mass
3.
Increased capabilities
4.
Pro Forma 2015E Premium & Service Revenue of $37B
5.
Pro Forma 2015E Adj. EBITDA in excess of $1.5B
+
=

Growth Drivers
•
Deeper Penetration in California (Largest Medicaid State, Segment Size: 12 Million)
o
Medicaid
1.7 M members
o
Medicare
over 265K members
o
Exchange
nearly 300K members
o
Duals Demo
27K members
o
Prison Health
125K eligibles
•
Medicare Advantage across Centene
States
o
Over 65% of Medicare beneficiaries at or under 400% of FPL
o
HNT Medicare Advantage in AZ, CA, OR, WA
•
Additional Business
o
Tricare
2.8 M eligibles
o
VA
nearly 5M eligibles
o
$600M in revenue
•
Centene
o
Additional Segments
o
Specialty Company Growth

Key Transaction Terms
$28.25 in cash plus 0.622 shares of Centene
Implies
$78.57
per
Health
Net
share
based
on
July
1
st
close
Total transaction value of $6.8B, including assumption of Health Net debt
Purchase
Price
Projected
Financial
Impact
Greater than 10% accretive to GAAP EPS in first full year
Greater than 20% accretive to Adjusted EPS in first full year
Pre tax synergies of $150M by the end of year 2; half in year 1 (On top of Cognizant Savings)
Path to
Closing
Expect to close in early 2016
Health Net and Centene shareholder approval
Expiration of Hart-Scott-Rodino waiting period and customary State approvals—including “change of control” approvals from State insurance and health regulators in Arizona, California and Oregon.
Financing commitment of $2.7B
Pro forma debt to capital ratio of ~40%
Permanent financing to consist primarily of senior notes
Financing
Ownership
Centene shareholders to own ~71% of Company and Health Net shareholders to own
~29% of Company

Cost Synergy Opportunities
Core G&A Efficiencies
Specialty Company
Integration
Medical Costs
Technology Platform
$150M
in Year 2
Savings Are Incremental to Growth Opportunity
On Top of Cognizant Savings

Critical Mass: Leader in High Quality
Affordable Plans
Health Net
Centene
Common States
Medicaid:
5.7 million
Specialty / Government:
3.1 million
Commercial / Exchanges:
1.3 million
Medicare:
275,000
Duals:
40,000
Total
10.4 million
Pro Forma Membership as of 3/31/15
Note: Map excludes Health Net’s TRICARE North Region membership

Diversifying and Setting the Stage for
2016 and Beyond
+
Commercial / Exchanges
Medicaid
Medicare
Specialty / Government
Duals
2015E Pro Forma Revenue:
$37 billion
2015E Revenue:
$16 billion
2015E Revenue:
$21 billion
Note:  Estimate of revenue represents Premium and Service revenue and excludes health insurer fee revenue, premium taxes and investment income
64%
16%
8%
8%
4%
39%
34%
19%
4%
4%
83%
2%
0.7%
11%
4%

Significant and Real Growth
Opportunities
Increased
Medicare
Advantage
Presence
4 Star Plans
Centene
States
Enhanced
Opportunity for
Targeted
Exchange
Populations
Leader in
Quality
Affordable
Plans
Value Based
Networks
Additional
Government
Health
Programs
VA
TRICARE
Leverage
Specialty
Platform
Depth and
Breadth of
Integrated
Specialty
Products
Leader in
Medicaid
National
Presence
Leadership
Position
Introduces
Commercial
Group
Business
Harnesses
strong
distribution
channels
Provides
opportunities
on private
exchanges

Increased Addressable Segments by Product 12 Medicaid & CHIP Medicare Correctional Healthcare Health Insurance Marketplace $612B $612B $689B $689B $104B $104B $9B $9B $1.4 trillion $1.4 trillion

US Health Care –
Public Financing

134 million
(42% of Americans)
172 million
(52% of Americans)
191 million
(56% of Americans)
Source: HMA, 2014
Millions of Beneficiaries
2014
2019
2024
72
91
93
50
62
72
7
14
21
5
5
5
CHIP
Exchange
Medicare
Medicaid

Current Pipeline

Medicaid
& CHIP
Medicare
(Duals)
Correctional
Healthcare
Health Insurance
Marketplace
$140 billion
(Note: this figure does not include additional Medicare Advantage in CNC States)
$140 billion
(Note: this figure does not include additional Medicare Advantage in CNC States)
Opportunity for Deeper Penetration in Segment

Centene
Has Delivered Growth Since
2008
15
States
70
Solutions
8
Government Solutions
AZ
IN
OH
TX
Low-Income Medicaid
CHIP
ABD (non duals)
ABD (dual-eligible) or Dual Demonstrations
Long-Term Services and Supports
Foster Care
Medicare Special Needs Plan
Specialty Health Solutions
Pharmacy Benefits
Behavioral & Specialty Therapies
Life & Health Management
Managed Vision
FL
SC
WI
HEALTHCARE COVERAGE SOLUTIONS
GA
Telehealth

Combination Creates Increased Product Diversity
Across a Broader Footprint  (Pro Forma 2015)

23 States
237  Solutions
Government Solutions
AZ
AR
CA
FL
GA
IL
IN
KS
LA
MA
MI
MN
MS
MO
NH
OH
OR
1
SC
TN
TX
VT
WA
WI
TANF
Medicaid Expansion
CHIP
ABD (non-duals)
ABD (Medicaid only
dual-eligibles)
Dual Demonstrations
Intellectually/Developmentally Disabled
Long-Term Services and Supports
Foster Care
Medicare
Advantage
Medicare
Special Needs Plan
Health Insurance Marketplace
Correctional Healthcare
Specialty Health Solutions
Pharmacy Benefits
Behavioral & Specialty Therapies
Life & Health Management
Primary Care Solutions for Complex
Populations
Managed Vision
Telehealth (Nurse Triage
and Education Line)
1
Entry underway with acquisition of Agate Resources anticipated to close in Q3 2015.
2
Centene is in process of transitioning dental services from external vendors to our new dental benefit management subsidiary.
3
Does not include HNT’s Group Commercial and TRICARE lines of business.
Dental Benefits
2

Enhanced Capabilities for Delivering
High Quality, Affordable Healthcare
Scale in
Government
Programs
Leading position in Government programs: Medicaid, Medicare, VA and TRICARE
PF 2015E Premium & Service Revenue of $37B and Adj. EBITDA in excess of $1.5B
Opportunity to leverage specialty programs
Increased
Capabilities
Provides scale and expertise in Medicare
Strong quality position with 4 Star plan
Innovative capabilities for value based Exchange & consumer products
Platform for
Expanded
Growth
Significant growth opportunity in Medicare, Exchanges & other Gov’t programs
Leadership in CA, FL and TX
Expanded growth pipeline
Compelling
Financial
Profile
In first year, GAAP EPS accretion of >10% and Adjusted EPS accretion > 20%
Prudent capital structure with debt to capital of ~40%

Centene + Health Net